UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – C,
Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                                    Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                                   No ____X____

Restatement of Previously Issued Financial Statements

In connection with the preparation of its financial statements for the year ended December 31, 2023, CI&T Inc. (the “Company”), in consultation with its independent registered public accounting firm, KPMG Auditores Independentes Ltda. (“KPMG”), identified certain non-cash accounting errors related to deferred income accounting for tax-deductible goodwill, as required under IFRS – International Financial Reporting Standard (“IFRS”).  As a result, the audit committee of the board of directors of the Company, after discussions with management and consultation with KPMG, on March 4, 2024, concluded that (i) the Company’s audited consolidated financial statements as of and for the year ended December 31, 2022, included in its annual report on Form 20-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission (“SEC”) on March 28, 2023, and (ii) the Company’s unaudited condensed consolidated interim financial statements as of and for the periods ended March 31, 2023, June 30, 2023 and September 30, 2023, each previously furnished to the SEC on a current report on Form 6-K, should no longer be relied upon (collectively, the “Non-Reliance Periods”).

Similarly, any previously furnished reports, such as earnings releases, investor presentations or other communications describing the Company’s consolidated audited financial statements, and condensed consolidated interim financial statements and other related financial information covering the Non-Reliance Periods should no longer be relied upon.

The corrective adjustments required in accordance with IFRS are expected to be non-cash in nature and will not increase the amount of income tax to be paid in the future. The corrective adjustments are not expected to impact “net revenue,” “operating profit before financial income and tax,” or any other line of statement of profit and loss that is above “profit before income tax" for the Non-Reliance Periods. The corrective adjustments are not expected to impact Adjusted EBITDA for the Non-Reliance Periods or cash and cash equivalents at the end of the Non-Reliance Periods.

The Company intends to file its restated financial statements as of and for the year ended December 31, 2022 together with its audited consolidated financial statements as of and for the year ended December 31, 2023, in the 2023 Form 20-F. The Company believes this will allow readers to easily review all pertinent data in a single document.  The Company intends to file the 2023 Form 20-F as soon as possible (and in any case, before April 30, 2024) and, therefore, does not plan to amend its 2022 Form 20-F. The Company also intends to furnish to the SEC, as soon as possible, a current report on Form 6-K showing the impact of the restatement of its unaudited condensed consolidated interim financial statements as of and for the periods ended March 31, 2023, June 30, 2023 and September 30, 2023.

Description of the adjustments

In 2021 and 2022, the Company completed business combinations, which resulted in book goodwill and income tax deductible goodwill as part of the acquisition accounting. Since January 2022, the Company has been deducting the goodwill from the acquisitions for income tax purposes in accordance with the Brazilian income tax regulations, reducing current income tax expense, income tax liability, and income tax paid in cash. During this period, the Company considered the financial statement impacts of tax-deductible goodwill amortization arising from these acquisitions as a permanent difference in the determination of its income tax provision, instead of a temporary difference between tax basis goodwill and financial statement basis goodwill, as required under IFRS. As a result, the income tax expense was R$40.5 million understated in year ended December 31, 2022 and by R$30.9 million for the nine months ended September 30, 2023. The amortization of the tax goodwill should have been recognized as a deferred income tax liability and deferred tax expense, due to changes between the tax basis and the financial statement basis of goodwill.

In addition, the amortization of the identifiable intangible assets recognized as part of the Dextra business combination was considered nondeductible in the income tax calculation, which is not consistent with Brazilian income tax regulations. As a result, the income tax expense was overstated by R$10.3 million for the year ended December 31, 2022 and by R$4.1 million for the nine months ended September 30, 2023.

The Company estimates the net impact of these adjustments will increase Income Tax Expense by approximately R$ 30.2 million for the year ended December 31, 2022 and R$26.7 million in the nine months ended September 30, 2023. As a result, Net Income should be reduced by approximately R$30.2 million in 2022 and R$26.7 million in the nine months ended September 30, 2023.

The Company also expects to reflect certain classification corrections to non-derivatives and loans and borrowings as part of the restatement to the financial statements. The reclassifications will reduce current assets in R$ 19.6 million, reduce current liabilities in R$ 30.4 million and increase non-current liabilities in R$ 10.8 million. These reclassifications have no impact on statements of profit or loss, comprehensive income, changes in equity and cash flows.

The Company expects that the restatement described above will be attributable to a material weakness in the Company’s internal control.

The Audit Committee and management have discussed the matters disclosed in this Report on Form 6-K with KPMG.

A summary of the anticipated impacts on the consolidated statements of profit or loss for the year ended December 31, 2022, is included below.

Consolidated statement of profit or loss (unaudited)

(in thousands of Brazilian Reais)

Consolidated statements of profit or loss	December 31, 2022 (as issued)	Adjustments	December 31, 2022 (as restated)

Profit before income tax	200,272	-	200,272
Current income tax	(69,873)	10,303	(59,570)
Deferred income tax	(4,483)	(40,509)	(44,992)
Total income tax expense	(74,356)	(30,206)	(104,562)
Net profit for the year	125,916	(30,206)	95,710

Forward-Looking Statements

This form 6-k includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements, include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the completion of our year-end audit process, implementation of corrective adjustments and restatement of our previously issued financial statements, the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; the impact of competition on our business; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 7, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer